

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2021

Jason Chang
Chief Executive Officer
Sunstock, Inc.
111 Vista Creek Circle
Sacramento, California 95835

Re: Sunstock, Inc.
Preliminary Information Statement on Schedule 14C
Filed January 22, 2021
File No. 000-54830

Dear Mr. Chang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Information Statement on Schedule 14C filed January 22, 2021

The Company and the Proposals, page 1

1. We understand, although it is not clear from your filing, that Mr. Chang is the only stockholder that has approved, or will approve, Proposal 1. Given that the required vote to approve Proposal 1 is a majority of the outstanding shares of common stock of the company, that the certificate of designations for your Series A Preferred Stock indicates your Series A Preferred Stock has no voting rights, and your disclosure that Mr. Chang holds only 40.78% of your common stock, please tell us how this proposal was approved and why the company is not required to file a proxy statement on Schedule 14A. Please also revise your disclosure to consistently refer to the "Majority Stockholder" in the singular form if Mr. Chang is the only stockholder that has approved the proposal.

Jason Chang
Sunstock, Inc.
February 2, 2021
Page 2

<u>Executive Compensation, page 5</u>

2.   Given that you have opted to include Executive Compensation disclosure, please revise to include the required disclosure for your fiscal year 2020. See Items 402(m) through (r) of Regulation S-K.

<u>Beneficial Ownership, page 8</u>

3.   Your tabular disclosure indicates that 400,000,000 shares of Series A Preferred Stock has been issued to Mr. Chang, but your footnote disclosure references 400,000,000 shares of common stock issuable upon the conversion of those shares of Series A Preferred Stock. Given the difference in voting power between the common stock and the Series A Preferred Stock, please clarify whether Mr. Chang has converted, or plans to convert, his shares of non-voting Series A Preferred Stock into shares of voting common stock prior to the date of the definitive information statement. As a related matter, please amend your disclosure to clearly disclose when, how many, and to whom preferred shares have been issued, considering that the disclosure in your 10-Q filed November 24, 2020 indicates that there are no issued and outstanding Preferred Shares, and your preliminary information statement indicates that there are 1,000,000,000 shares of Series A Preferred Stock issued and outstanding.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Taylor Beech at 202-551-4515 or Katherine Bagley at 202-551-2545 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Michael Littman